Exhibit 99.2

Diginex Limited (NASDAQ: DGNX) Closes Acquisition of PlanA.earth GmbH (“Plan A”), Creating One of Europe’s Leading Integrated ESG, Carbon Accounting, and Decarbonization Platforms

The deal introduces Visa and Deutsche Bank as new shareholders, underscoring strong institutional confidence in Diginex’s growth strategy

LONDON, Jan. 14, 2026 (GlobeNewswire) — Diginex Limited (NASDAQ: DGNX), a leading provider of Sustainability RegTech solutions empowering businesses and governments with advanced ESG, climate, and supply chain data management tools, today announced the successful closing of its acquisition of PlanA.earth GmbH (“Plan A”), one of Europe’s premier AI-powered carbon accounting and decarbonization platforms.

This strategic move significantly strengthens Diginex’s European footprint via Plan A’s established regional presence and enterprise customer base (including major clients like BMW, Deutsche Bank, Visa, and others), while enabling accelerated expansion into Asia and North America through Diginex’s global infrastructure and public-company advantages.

The transaction, originally announced on December 2, 2025, following the signing of a memorandum of understanding, was completed following the satisfaction of customary closing conditions. Under the terms, Diginex delivered €3 million in cash and issued 6,720,317 ordinary shares valued at approximately €52 million (total consideration of ~€55 million) in exchange for 100% of Plan A’s equity.

The acquisition unites Diginex’s award-winning ESG reporting capabilities—covering 19 global frameworks—with Plan A’s cutting-edge AI-driven carbon accounting, Scope 1-3 emissions tracking, science-based target setting, and actionable decarbonization strategies. The combined platform offers enterprises a comprehensive, end-to-end solution that seamlessly links regulatory compliance, value-chain emissions visibility, supply chain transparency, target-setting, performance tracking, and measurable climate impact—addressing fragmentation in the sustainability software market and driving financial ROI through data-driven decarbonization.

The global ESG and carbon accounting software market continues to expand rapidly, fuelled by regulations such as the EU’s CSRD and ISSB standards, with projections estimating growth to $80–100 billion by 2030. This acquisition positions Diginex to capture significant share in this high-growth sector.

“The closing of the Plan A acquisition marks a pivotal milestone for Diginex as we build the most advanced, user-friendly sustainability platform available today,” said Miles Pelham, Chairman of Diginex. “By integrating Plan A’s innovative carbon expertise with our RegTech ecosystem, we are empowering businesses worldwide to navigate complex regulations, achieve verifiable net-zero progress, and turn sustainability into a clear driver of value.”

“Joining forces with Diginex represents a definitive shift for our industry,” added Lubomila Jordanova, founder of PlanA. “Unifying Plan A’s high-precision decarbonization technology with Diginex’s regulatory and data management strengths enables a single, sophisticated solution that transforms fragmented data into actionable climate impact and tangible financial returns.”

Resulticks Update

Diginex’s continues its dialogue with debt financing providers in order to close the final terms and financing for the execution of the definitive transaction agreement to acquire Resulticks Global Companies Pte Limited (“Resulticks”). The Company will continue to work in good faith with Resulticks and debt funding partners to finalise the transaction, but there can be no assurance that the parties will ultimately execute the definitive transaction agreement or close the proposed transaction.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Plan A (plana.earth)

Plan A is Europe’s leading provider of corporate carbon accounting and decarbonization software. Certified by TÜV Rheinland and B Corp, its AI powered platform helps thousands of businesses automate emissions management and create measurable business value

For more information, please visit the Company’s website: www.plana.earth.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact – Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact – US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global